UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Embraer S.A.

(Exact Name of Registrant as Specified in the Charter)

Embraer Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(State or Other Jurisdiction)

001-15102

(Commission File No.)

65-1156742

(I.R.S. Employer Identification #)

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of Principal Executive Offices)

Eduardo Siffert Couto - Head of Investor Relations, (55) 11 3841 6083

(Name and telephone number, including area code, of the person to contact in connection with the report)

X	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

A copy of Embraer S.A.’s Conflict Minerals Report for the calendar year ended December 31, 2015 is provided as Exhibit 1.01 hereto and is also publicly available at http://ri.embraer.com.br.

Section 2 – Exhibits

Items 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by items 1.01 and 1.02 of this form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Embraer S.A.

By: _________________________________                                           Date: May 24, 2016

Name:    José Antonio de Almeida Filippo

Title:      Executive Vice President & CFO

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2015

4